BRADFORD RODGERS

VP and Senior Counsel

Writer’s Direct Number: (205) 268-1113

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: brad.rodgers@protective.com

January 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Protective Life Insurance Company (the “Administrator”)
The Lincoln National Life Insurance Company (the “Company”)
Lincoln Life Variable Annuity Account LMB-K (the “Account”)
(formerly Variable Account K of Lincoln Life Assurance Co of Boston)
File No. 811-06329
Request to Withdraw Form N-8F Application for Deregistration

Dear Commissioners:

The Administrator, on behalf of the Company and the Account (collectively, the “Applicants”), respectfully requests that the Securities and Exchange Commission (the “SEC”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Form N-8F application filed with the SEC on February 16, 2021 (Accession No. 0001104659-21-023239) (the “Application”), requesting an order to deregister the Account under the Investment Company Act of 1940 (the “1940 Act”).

While the Applicants believe that SEC approval of the deregistration of the Account would be appropriate and consistent with the protection of investors and the purposes of the 1940 Act, the Applicants have decided to end their pursuit of the requested order at this time. The Applicants thank the SEC staff for their thoughtful consideration and time in reviewing the Application.

If you have any questions or comments about this filing, please contact the undersigned at (205) 268-1113 or our outside counsel Thomas Bisset at (202) 383-0118.

Very truly yours,

/s/ Bradford Rodgers
Bradford Rodgers
Vice President and Senior Counsel

cc:	Trace Rakestraw, Esq.
Anthony Wilson, Esq.
Thomas Bisset, Esq.